FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA URANIUM WINTER DRILLING UPDATE

Vancouver, Canada, April 8th, 2008 – CanAlaska Uranium Ltd. (CVV – TSX.V) is pleased to announce extended drilling at its Cree East and Lake Athabasca projects during April, due to cool weather conditions and developing targets.

Since January, the Company has undertaken drilling operations on three projects.  Early drilling on a land-based target at the Key Lake Project, situated 10 km south of the Key Lake mine site intersected uranium stringer mineralization in a sheared graphitic host (see News Release February 29 2008).  This significant uranium mineralization shows the typical hematitic alteration associated with basement hosted mineralization elsewhere in the Athabasca, and will require further drilling to determine continuity and extent.  No assay results are available at this time, but radiometric U3O8 values are significant.  Drilling on this target can be further conducted under summer conditions.

Cree Lake Drill

In February, the Company started drill programs at Johnston Island on its Lake Athabasca Project, just south of the historic Gunnar uranium mine, and at Cree Lake on its Cree East Project, in the SE of the Athabasca Basin (See News Release Feb 27 2008).  On each of these projects the Company had expected to complete between five and seven drill holes, testing specific multi-dimensional targets.  The drill season generally finishes in early April. However, continued cold weather conditions is prolonging the season and allowing the Company further time to test these significant targets.

At Cree Lake, where the Company is operating on behalf of the participants in Korean Consortium (see News Release  Oct 12 2007), only two drill holes have been completed to the unconformity, principally due to extensively-altered ground conditions and drilling delays.  We have successfully drilled across a typical hydrothermally-altered, dissolution zone with zones of significant hematization and intersected sheared graphitic and highly sulphide-replaced basement rocks.  Delays were experienced with this drilling following the abandonment of the first hole on the target, and the arrival of larger diameter drill pipes.  The larger diameter drilling was required to be able to retrieve samples of the broken and altered rock.  Additional holes are planned for this zone and three other zones during summer conditions.

Crew pickup Johnston island

The second target at Cree Lake has experienced similar drilling challenges due to unconsolidated material in the upper layers of the Athabasca sandstone.  There have been two aborted drill holes, one due to a complete hole collapse and unconsolidated white clays and sand intrusion up the drill stem.  A 100 metre step-out hole on this site has intersected the basement in the past days, and radiometric down-hole surveying has noted small zones of up to 250 cps.  A further drill hole has now been commenced within the target zone.

In the vicinity of Johnston Island, the Company has completed five holes at three targets.  Two of these holes targeted uranium mineralization in basement hosted intrusive rocks, similar to the nearby Gunnar Mine geology.  Both encountered silicified and chloritised granite, similar to the Gunnar granite alteration.  In LAA0010, this alteration was accompanied by fine pyrite disseminated and in chloritic veinlets.  Surface surveys will continue over the summer to follow up on this drill information, as well as on the summer 2007 surface sampling results, which showed multiple zones of high count surface radiometrics.  In summary, there exists the presence of much alteration and suitable host rocks, but additional target refinement needs to be undertaken before drilling the next hole.

The second target near Johnston Island is in the vicinity of historic short holes, several of which intersected mineralized zones with up to 0.5 % U3O8 over 0.5 metre.  Deep water conditions precluded an angle hole in this situation, but a vertical drill hole successfully intercepted altered basement  after passing through less than one metre of overlying Athabasca sandstone.  Clay alteration and hematization was noted.  This area is exposed to moving ice conditions, and the drill was moved to the third site, where this is less prevalent.  Additional drilling is planned for early next season.

Cree Lake Drill

The third target south of Johnston Island has been tested with two drill holes to-date.  In this area, a very prominent geophysical target has now been shown as related to a large local uplift in the unconformity.  The unconformity was intercepted at different heights in each hole at 98 and 109 metres below the surface.  This is approximately 150 metres above the assumed local basement level.  Hematization was observed in the lower sandstone.  The basement contains hydrothermal clay alteration and hematization together with sections of several metres of intense fracturation to a depth of 70 metres in LAA0012 and 205 metres in LAA0013.

The drill has now been moved to the fourth target, where the unconformity is expected to be intercepted at 50-70 metres depth.  This hole is in the vicinity of areas where surface sandstone alteration is dominated by dravite and silica replacement, and where airborne and surface geophysics has determined a conductive target in the sandstone host.

In conclusion, drilling has been slow, due to extreme winter conditions, mechanical breakdowns, logistics and technical difficulties, but the results have yielded highly interesting and prospective rock alteration, indicative of substantial hydrothermal activity and representative of favorable geological conditions for uranium deposition.  The extended cold winter conditions are now in the Company’s favour, and will allow additional drilling on these very significant targets.

Peter. G. Dasler, M.Sc, P.Geo. is the Qualified Person for this news release.

About CanAlaska Uranium – www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  In addition, exploration of CanAlaska’s Cree East Project has commenced under a C$19 mil. agreement executed with a consortium led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

April 8th, 2008